



SembCorp Industries

Co Regn No: 199802418D

05006322

Rule 12g3-2(b) File No. 825109

18 February 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL


PROCESSING
SECTION
RECEIVED
MAR 07 2005
179
SEC MAIL
WASH. D.C.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 15 2005
THOMSON
FINANCIAL

Linda Hoon Siew Kin
Group Company Secretary

Enc

3/15

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg


PEOPLE DEVELOPER

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

UNAUDITED RESULTS FOR THE FULL YEAR ENDED DECEMBER 31, 2004

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the full year ended December 31, 2004.

1(a)(i) Profit and Loss Statement

	GROUP		
	FY04	**FY03**	**+ / (-)**
	$'000	**$'000**	**%**
Turnover	**5,943,962**	**4,641,660**	**28.1**
Cost of sales	(5,358,663)	(4,144,718)	29.3
Gross profit	585,299	496,942	17.8
General & administrative expenses	(315,406)	(298,347)	5.7
Non-operating income (net)	85,696	99,729	(14.1)
Interest expense	(75,007)	(79,233)	(5.3)
Exceptional items (See note 1(a)(iv))	579,333	106,082	446.1
Profit before taxation, associates and joint ventures	859,915	325,173	164.4
Share of Results of:			
- Associates	120,925	108,333	11.6
- Joint ventures	34,973	37,128	(5.8)
Profit before taxation	**1,015,813**	**470,634**	**115.8**
Taxation	(93,573)	(88,207)	6.1
Profit after taxation	**922,240**	**382,427**	**141.2**
Minority interests	(526,745)	(97,292)	441.4
Net profit attributable to shareholders	**395,495**	**285,135**	**38.7**
Comprising:			
Net profit before exceptional items	231,680	183,685	26.1
Exceptional items (See note 1(a)(iv))	163,815	101,450	61.5
Net profit attributable to shareholders	**395,495**	**285,135**	**38.7**
Group earnings per ordinary share (in cents)			
Before exceptional items			
-basic	12.71	10.09	25.9
-diluted	12.68	10.08	25.8
After exceptional items			
-basic	21.69	15.66	38.5
-diluted	21.65	15.64	38.4

Note: Certain comparative figures have been adjusted to conform with the current year's presentation.

Notes:

		GROUP	
		FY04	FY03
		$'000	$'000
Profit before taxation, associates and joint ventures is arrived at after (charging)/crediting the following:			
(ii)	Depreciation and amortisation	(182,189)	(178,469)
	Allowance made for doubtful debts & bad debts written off	(10,840)	(5,947)
	Allowance made for impairment in value & write off of property, plant and equipment	(5,721)	(9,751)
	Allowance written back for impairment in value of investments	17,247	2,954
(iii)	**Non-operating income (net)**		
	Interest and other income	74,853	65,530
	Profit on sale of property, plant & equipment	13,343	9,911
	Gain on disposal in investments and businesses	3,910	14,603
	Foreign exchange (loss) / gain	(491)	3,801
(iv)	**Exceptional items**		
	Gain on disposal of investments and business	1,080,664	106,082
	Provision for net exposure arising from legal claims	(415,000)	-
	WIP write-off	(86,331)	-
		579,333	106,082
	Less: Tax and Minority Interest	(415,518)	(4,632)
	Net exceptional items	163,815	101,450

(v) The Group's tax charge for FY04 included a write-back of provision for deferred tax of $7,911,000 (FY03: Nil) mainly due to reduction in Singapore corporate tax rate and Group Tax Relief of $19,625,000 (FY03: $18,663,000). There was no significant adjustment for under or over provision of tax in respect of prior years in FY04 and FY03.

1(b)(i) Balance Sheets

	GROUP		COMPANY	
	As at 31/12/2004 $000	As at 31/12/2003 $000	As at 31/12/2004 $000	As at 31/12/2003 $000
Non-current assets				
Property, plant & equipment	2,491,845	2,514,223	819	1,193
Investments in subsidiaries	-	-	2,791,110	2,851,529
Interests in associates	289,646	585,061	-	-
Interests in joint ventures	387,997	240,265	-	-
Other financial assets	179,978	126,346	90	90
Long term receivables and prepayments	194,019	317,675	-	-
Intangible assets	145,132	129,484	-	-
Deferred tax assets	19,092	15,173	-	-
	3,707,709	3,928,227	2,792,019	2,852,812
Current assets				
Inventories and work-in-progress	734,425	656,118	-	-
Trade and other receivables	1,421,239	1,336,791	571,927	266,011
Other financial assets	1,688	1,638	-	-
Asset held for sale	53,192	-	-	-
Bank balances, fixed deposits and cash	2,099,962	679,000	23,264	18,907
	4,310,506	2,673,547	595,191	284,918
Current liabilities				
Trade and other payables	2,097,071	1,473,090	1,484,952	1,396,141
Excess of progress billings over work in progress	247,347	132,591	-	-
Provisions	661,826	252,883	-	-
Employee benefits	6,284	3,542	2,544	1,684
Current tax payable	89,516	78,598	-	-
Interest-bearing borrowings	968,444	682,049	250,000	100,000
	4,070,488	2,622,753	1,737,496	1,497,825
Net current assets/(liabilities)	240,018	50,794	(1,142,305)	(1,212,907)
Non-current liabilities				
Deferred tax liabilities	150,648	117,203	195	195
Provisions	18,607	43,170	-	-
Employee benefits	52,598	49,831	753	554
Interest-bearing borrowings	820,927	1,252,251	150,000	400,000
Other long-term liabilities	103,370	132,873	-	-
	1,146,150	1,595,328	150,948	400,749
	2,801,577	2,383,693	1,498,766	1,239,156
Share Capital	456,623	455,429	456,623	455,429
Reserves	1,501,722	1,260,247	1,042,143	783,727
	1,958,345	1,715,676	1,498,766	1,239,156
Minority interests	843,232	668,017	-	-
	2,801,577	2,383,693	1,498,766	1,239,156

Note: Certain comparative figures have been adjusted to conform with the current year's presentation.

1(b)(ii) Group's borrowings and debt securities

Amount repayable in one year or less, or on demand.

As at 31/12/2004		As at 31/12/2003	
Secured $'000	Unsecured $'000	Secured $'000	Unsecured $'000
155,977	876,780	117,290	614,426

Amount repayable after one year.

As at 31/12/2004		As at 31/12/2003	
Secured $'000	Unsecured $'000	Secured $'000	Unsecured $'000
459,466	413,035	824,380	497,181

Details of any collateral

The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $919 million (31/12/2003: $1,253 million).

1(c) · Consolidated cash flow statements of the Group

	GROUP FY04 $'000	FY03 $'000
Cash flows from Operating Activities		
Profit before tax and minority interests	1,015,813	470,634
Adjustment for :		
Dividend and interest income	(25,080)	(24,093)
Interest expense	75,007	79,233
Depreciation and amortisation	182,189	178,469
Share of results of associated companies and joint ventures	(155,898)	(145,461)
Profit on sales of property, plant and equipment	(13,343)	(9,911)
(Gain)/ Loss on disposal / liquidation of subsidiaries	(1,147)	2,173
Gain on disposal of associates and joint ventures	(1,086,134)	(122,858)
Loss on disposal of investments	2,707	-
Allowance write-back for doubtful debts (net)	10,840	5,947
Other provisions made	390,947	11,730
WIP written off	86,136	292
Allowance (writen back) / made for impairment loss	(13,999)	3,317
Operating profit before working capital changes	468,038	449,472
Changes in working capital:		
Inventories and work-in-progress	(146,451)	6,608
Receivables	(170,623)	48,018
Payables	375,406	(240,402)
Balances with related parties	35,839	137,210
	562,209	400,906
Income tax paid	(33,744)	(63,527)
Net cash inflow from operating activities	528,465	337,379
Cash flows from Investing Activities		
Dividend and interest received	81,558	70,606
Return of capital from associates and joint ventures	3,790	2,531
Cash distributed from investments	2,723	-
Proceeds from disposal of subsidiaries, net of cash disposed	(1,341)	7,237
Proceeds from disposal of associates and joint ventures	1,314,967	143,568
Proceeds from disposals of investments	64,492	25,279
Proceeds from disposal of property, plant and equipment	72,356	25,553
Acquisition/additional interest in subsidiaries and business, net of cash acquired	(1,652)	(383,371)
Acquisition/additional investments in associates and joint ventures	(94,834)	(38,482)
Acquisition of other long term investments	(95,568)	(12,638)
Purchase of property, plant and equipment	(226,644)	(146,350)
Long term balances with related parties	(21,385)	(37,478)
Long term receivables	113,301	38,117
Development and software costs paid	(1,098)	-
Net cash inflow / (outflow) from investing activities	1,210,665	(305,428)
Cash flows from Financing Activities		
Proceeds from share issue	5,193	902
Proceeds from share issue to minority shareholders of subsidiaries	14,255	714
Net (decrease)/increase in bank borrowings	(130,675)	345,594
Net (decrease)/increase in other long term liabilities	(8,494)	22,912
Dividend paid to shareholders of the Company	(72,903)	(92,335)
Dividends paid to minority shareholders of subsidiaries	(55,047)	(24,236)
Fixed deposits discharged / (pledged) as security with a bank for banking facilities	55,716	(1,885)
Interest paid	(75,913)	(78,271)
Net cash (outflow) / inflow from financing activities	(267,868)	173,395
Net increase in cash and cash equivalents	1,471,262	205,346
Cash and cash equivalents at beginning of year	623,188	416,376
Effects of exchange rate changes on cash and equivalents	5,512	1,466
Cash and cash equivalents at end of year	2,099,962	623,188

1(d)(i) Statements of Changes in Equity

GROUP

	Share Capital	Share Premium	Merger Reserve	Capital Reserve	Currency Translation Reserve	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
FY04							
At 1/1/2004							
- As previously reported	455,429	292,629	29,201	35,900	67,278	835,239	1,715,676
- Effect of early adoption of FRS 103	-	-	-	-	-	33,836	33,836
- As restated	455,429	292,629	29,201	35,900	67,278	869,075	1,749,512
Issue of shares under Share Option Plan	1,194	3,999	-	-	-	-	5,193
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	1,621	(36,295)	7,831	(26,843)
Foreign currency translation difference	-	-	-	-	(787)	-	(787)
Profit for the period	-	-	-	-	-	395,495	395,495
Dividend paid in respect of FY03	-	-	-	-	-	(72,903)	(72,903)
Dividend declared in respect of FY04	-	-	-	-	-	(91,322)	(91,322)
At 31/12/2004	**456,623**	**296,628**	**29,201**	**37,521**	**30,196**	**1,108,176**	**1,958,345**
FY03							
At 1/1/2003	455,215	291,941	29,201	31,195	30,289	665,834	1,503,675
Issue of shares under Share Option Plan	214	688	-	-	-	-	902
Share of reserve of associates	-	-	-	-	-	(12,628)	(12,628)
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	4,705	(5,660)	(10,767)	(11,722)
Foreign currency translation difference	-	-	-	-	42,649	-	42,649
Profit for the period	-	-	-	-	-	285,135	285,135
Dividend paid	-	-	-	-	-	(92,335)	(92,335)
At 31/12/2003	**455,429**	**292,629**	**29,201**	**35,900**	**67,278**	**835,239**	**1,715,676**

COMPANY

	Share Capital	Share Premium	Accumulated Profits	Total
	$'000	$'000	$'000	$'000
FY04				
At 1/1/2004	455,429	292,629	491,098	1,239,156
Issue of shares under Share Option	1,194	3,999	-	5,193
Profit for the period	-	-	418,642	418,642
Dividend paid in respect of FY03	-	-	(72,903)	(72,903)
Dividend declared in respect of FY04	-	-	(91,322)	(91,322)
At 31/12/2004	**456,623**	**296,628**	**745,515**	**1,498,766**
FY03				
At 1/1/2003	455,215	291,941	523,181	1,270,337
Issue of shares under Share Option	214	688	-	902
Profit for the period	-	-	60,252	60,252
Dividend paid	-	-	(92,335)	(92,335)
At 31/12/2003	**455,429**	**292,629**	**491,098**	**1,239,156**

1(d)(ii) Changes in the Company's share capital

During the period, the Company issued 4,774,321 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Share Option Plan.

As at December 31, 2004, the Company's issued and paid up capital comprises 1,826,489,385 (December 31, 2003: 1,821,715,064) ordinary shares of $0.25 each and there were 67,858,202 (December 31, 2003: 62,946,653) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Share Option Plan.

2. Audit

The figures have not been audited or reviewed by the Company's auditors.

3. Auditors' report

Not applicable.

4. **Accounting policies**

Except as disclosed under Note 5 below, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended December 31, 2003.

5. **Changes in the accounting policies**

On July 1, 2004, the Council on Corporate Disclosure and Governance issued Financial Reporting Standard ("FRS") 103 Business Combinations, revised FRS 36 Impairment of Assets and revised FRS 38 Intangible Assets. Accordingly, FRS 22 Business Combinations was withdrawn.

The Group has adopted FRS 103, revised FRS 36 and revised FRS 38. The standards have been applied with effect from January 1, 2004, in accordance to the FRSs.

The adoption of FRS 103, revised FRS 36 and revised FRS 38 resulted in changes in the Group accounting policies for goodwill. The changes are:

a) Goodwill is now stated at cost less any accumulated impairment losses and shall no longer be amortised. Instead, impairment is tested annually, or when circumstances change, indicating that goodwill might be impaired;
b) Negative goodwill shall be recognised immediately in the profit and loss statement, instead of systematically amortised over its useful life; and
c) Goodwill/Negative Goodwill prior to January 1, 2001 that was taken to reserves will no longer be taken to the profit and loss account when the business is disposed or discontinued or impaired.

The effects of the adoption of the above FRS 103, revised FRS 36 and revised FRS 38, are:

a) Accumulated profits for the Group as at January 1, 2004 are increased by $33.8 million, arising from the recognition of negative goodwill; and
b) Net profit attributable to shareholders for the financial year 2004 is increased by approximately $286 million as follows:
   (i) $10 million of goodwill amortisation which is no longer required to be charged to the profit and loss account;
   (ii) $276 million of goodwill which was previously charged directly against reserve and is no longer required to be taken to the profit and loss account upon disposal of an investment in an associate; and
   (iii) $0.3 million of goodwill impairment / write-off charged to the profit and loss account.

6. **Earnings per ordinary share**

	Group		
	FY04	FY03	+ / (-) %
Earnings per ordinary share of the Group based on net profit attributable to shareholders:-			
(i) Based on the weighted average number of shares (in cents)			
(a) Before exceptional items	12.71	10.09	26.0
(b) After exceptional items	21.69	15.66	38.5
- Weighted average number of shares (in million)	1,823.2	1,821.2	0.1
(ii) On a fully diluted basis (in cents)			
(a) Before exceptional items	12.68	10.08	25.8
(b) After exceptional items	21.65	15.64	38.4
- Adjusted weighted average number of shares (in million)	1,826.9	1,822.8	0.2

7. <u>Net asset value</u>

	Group			Company		
	31/12/2004	31/12/2003	+ / (-) %	31/12/2004	31/12/2003	+ / (-) %
Net asset value per ordinary share based on issued share capital at the end of the financial year (in $)	1.07	0.94	13.8	0.82	0.68	20.6

8. <u>Review of Group performance</u>

<u>Group Overview</u>

The Group has delivered a record set of results for FY2004 with strong operating performances by most operating units and higher divestment gains. Utilities, Marine and Logistics were the 3 main contributors to the Group's PATMI and profit growth over last year.

Turnover for the Group grew 28% to $5.9 billion; net profit attributed to shareholders grew by 39% to $395 million; and profit after tax & minority interest (PATMI) before exceptional items, went up by 26% to $231.7 million.

Earnings per share (EPS) before and after exceptional items have correspondingly grown 26% and 39% to 12.7 cents and 21.7 cents, respectively.

2004 Economic Value Added (EVA) was $311 million (2003: $91.0 million). This was achieved by strong operating performances and gain on disposal of investments and business.

<u>Turnover</u>

	FY04 $'m	FY03 $'m	+/(-) %
Utilities	2,909	1,933	50.5
Marine Engineering (Marine)	1,351	1,062	27.2
Logistics	501	465	7.7
Environmental Engineering (Enviro)	200	190	5.3
Engineering & Construction (E&C)	823	803	2.5
Others	152	180	(15.6)
Corporate	8	9	(11.1)
	5,944	4,642	28.0

Utilities and Marine together contributed 72% of the Group's FY2004 turnover of $5.9 billion. The increase in turnover of $1.3 billion also came mainly from Utilities and Marine.

Utilities' growth in turnover in 2004 was mainly attributed to the growth in its Energy and Integrated Utilities businesses while Marine's growth in turnover came from higher volume of ship conversion and ship repair businesses.

8. **Review of Group performance (Cont'd)**

Profit after tax and minority interest ("PATMI")

PATMI

	FY04	FY03	+/(-)
	$'m	$'m	%
Utilities	108.9	98.3	10.8
Marine Engineering (Marine)	60.8	49.0	24.1
Logistics	64.8	55.9	15.9
Environmental Engineering (Enviro)	14.5	12.5	16.0
Engineering & Construction (E&C)	1.1	0.6	83.3
Others	19.3	7.4	161.0
Corporate	(37.7)	(40.1)	6.0
PATMI before exceptional items	231.7	183.6	26.2
Exceptional items	163.8	101.5	61.5
PATMI	395.5	285.1	38.7

Most business segments reported significantly higher profits in 2004. The Group also recorded a net Exceptional gain of $163.8 million arising from the gains on disposal of investments reduced by write-off of WIP and increased provisions for legal claims and costs.

Utilities achieved record PATMI of $108.9 million, or 47% of the Group's PATMI before exceptional items. Its integrated utilities business in Singapore and UK and its Energy business rose by 76% or $68.4 million over last year. This significant profit growth was however, reduced by poor performance in its Offshore Engineering unit, resulting in Utilities recording a growth of only 10.8%.

Group's share of Marine's PATMI before exceptional items grew strongly by 24% to $60.8 million. The growth in profit came mainly from its better performance from its ship conversion and repair businesses and higher contribution from a joint venture and associates. Marine's 2004 result also had the benefit of lower tax expense.

Group's share of Logistics' PATMI before exceptional items was $64.8 million, 15.9% growth over 2003. The growth in PATMI came mainly from its Supply Chain Management, which included higher profits from its overseas joint ventures.

Enviro's PATMI growth of 16% came from better cost management through re-cycling activities in its Singapore's operations & better operating performance from its Australian associate.

8. **<u>Review of Group performance</u> (Cont'd)**

Solitaire

In May 2004 the Tribunal ruled that the Owner had not breached its contractual obligation to mitigate costs in its choice of a UK-based shipyard to complete the conversion work on the ship. Sembawang's appeal to the High Court against the standard of mitigation of costs applied by the Tribunal was dismissed in November, after which an additional provision of $200 million was made and announced.

Based on continuous evaluation of the case and examination of the merits of the Owner's claims and Sembawang's counterclaims, and the advice of our London solicitors, the Board deems it appropriate to make an additional provision of $215 million.

The total provision made in FY04 for the net exposure arising from the Solitaire case is $415 million.

Arbitration is expected to complete by end 2005 at which time the Tribunal is expected to determine the final awards for both parties.

Review of Balance Sheet

Group

Interest in associates

The significant reduction arose from the disposal of an associate, Kuehne & Nagel International (KNI) by a subsidiary, SembCorp Logistics Ltd (SembLog) in October 2004.

Interests in joint ventures

The significant increase in joint venture in 2004 is mainly due to additional injection of capital for the utilities joint ventures in China as well as the recognition of the negative goodwill as at January 1, 2004, following the Group's adoption of FRS 103 Business Combinations.

Asset held for sale

The asset held for sale is a vessel that is acquired in June 2004 when a subsidiary exercised its rights as mortgagee to take possession of the vessel when the owners defaulted on their payment. The legal title of the vessel has been transferred to the subsidiary company upon possession of the vessel. The appraised value of the vessel is in excess of the cost.

Bank balances, fixed deposits and cash

The balance includes the S$1.3 billion received by a subsidiary for the disposal of its interest in an associate, KNI.

Trade and other payables

The significant increase in the trade and other payables are mainly due to:

a) dividend payable of $387.9 million, being the special interim dividend declared by the Company to its shareholders as well as that declared by SembLog payable to MI shareholders; and
b) higher trade and accrued operating expenses/ unbilled liabilities from its Marine and Utilities businesses.

Company

Trade and other receivables

The amount includes a dividend receivable of $453.4 million from the interim special dividend declared by SembLog in relation to the disposal of its associate, KNI. The Company received the dividend on January 4, 2005.

Trade and other payables

This includes an amount of $91.3 million 2004 interim special dividend declared by the Company, which was subsequently paid on January 7, 2005.

9. Variance from a forecast, or a prospect statement

There has been no significant variance in the operating performance of the Group as compared to previous statements.

10(A) Subsequent Events

(a) On January 5, 2005, a subsidiary, SembCorp Logistics Ltd, increased its shareholding in Footwork Express Co, Ltd from 35.2% to 38.4% by converting its bonds in Footwork Express Co, Ltd. The convertible bonds were subscribed and paid for together with its initial investment in Footwork Express Co, Ltd in 2003. Hence, no further consideration needs to be paid to effect the conversion.

(b) A subsidiary, SembCorp Marine Ltd, made an equity injection of $70 million in cash into COSCO Shipyard Group (CSG) for 30% equity interest. Its 20% equity stake in COSCO Dalian Shipyard Ltd was transferred to CSG for $21 million. Net cash injection for 30% equity interest in CSG was $49 million. CSG is a leading ship repair and conversion group in China.

(c) On February 18, 2005, the Company announced a capital reduction to be effected by canceling approximately 109.7 million ordinary shares of $0.25 each in the issued share capital of the Company representing approximately 6% of the issued share capital of the Company. The Company is proposing to return to shareholders $1.95 in cash for each share cancelled. The capital reduction is subject to approval by shareholders in an Extraordinary General Meeting to be held on April 26, 2005.

10(B) Prospects

The Group's overall operating performance in 2005 is expected to be better than that of 2004 on a comparable basis, which excludes profit contribution from KNI in 2004.

11. Dividend

(a) FY04

Name of Dividend	Proposed Final	Special Interim	Total
Dividend Type	Cash	Cash	Cash
Gross Dividend Amount (cents per share)	5.00	6.25	11.25
Dividend Rate (in %)	20%	25%	45%
Par value of shares	$0.25	$0.25	$0.25
Tax Rate	20%	20%	20%

(b) FY03

Name of Dividend	Final	Special Interim	Total
Dividend Type	Cash	Cash	Cash
Gross Dividend Amount (cents per share)	5.0	2.0	7.0
Dividend Rate (in %)	20%	8%	28%
Par value of shares	$0.25	$0.25	$0.25
Tax Rate	22%	22%	22%

(c) Date payable

The special interim gross dividend of 6.25 cents per ordinary share, was paid on January 7, 2005.

The proposed final gross dividend of 5 cents per ordinary share, if approved at the AGM to be held on April 26, 2005, will be paid on May 18, 2005.

(d) Books closure date

Notice is hereby given that the Register of Transfer and Register of Members will be closed from May 4, 2005 to May 5, 2005 (both dates inclusive).

Registrable transfers received by the Company's Registrar, M&C Services Private Limited at 138 Robinson Road #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on May 3, 2005 will be registered before entitlement to the dividend is determined.

12. Segmental Reporting

FY04

BUSINESS SEGMENT	Utilities	Marine	Logistics	Enviro	E&C	Others	Corporate	Elimina-tion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue and expenses									
Total revenue from external customers	2,908.7	1,350.9	500.6	200.2	822.8	152.8	8.0	-	5,944.0
Inter-segment revenue	18.9	11.8	0.1	2.3	1.4	1.6	16.9	(53.0)	-
Total revenue	2,927.6	1,362.7	500.7	202.5	824.2	154.4	24.9	(53.0)	5,944.0
Segment results	205.0	91.2	1,120.5	7.5	4.1	15.7	(532.7)	-	911.3
Interest Income	4.3	11.6	6.2	0.1	0.5	1.4	16.2	(16.7)	23.6
Interest Expense	(48.1)	(2.7)	(7.0)	(0.3)	(0.6)	(4.0)	(29.0)	16.7	(75.0)
	161.2	100.1	1,119.7	7.3	4.0	13.1	(545.5)	-	859.9
Share of results of associates	5.1	12.2	83.4	11.6	-	8.6	-	-	120.9
Share of results of joint ventures	11.9	1.1	8.7	-	-	13.3	-	-	35.0
	178.2	113.4	1,211.8	18.9	4.0	35.0	(545.5)	-	1,015.8
Taxation									(93.6)
Minority Interest									(526.7)
Net profit for the period									395.5
Assets & Liabilities									
Segment assets	2,173.5	1,317.1	363.6	137.3	455.6	733.9	347.5	(541.4)	4,987.1
Investment in associates	24.4	47.4	76.8	65.6	5.7	66.7	3.0	-	289.6
Investment in joint ventures	138.6	9.5	56.2	-	-	84.7	99.0	-	388.0
Interest Bearing Assets	184.4	518.7	1,358.4	23.7	90.8	134.8	763.3	(846.2)	2,227.9
Unallocated Assets									125.6
Total assets									8,018.2
Segment liabilities	680.6	644.3	901.7	33.2	468.9	411.8	499.2	(541.4)	3,098.3
Interest Bearing Liabilities	1,066.8	151.4	195.9	32.0	28.9	242.0	1,007.4	(846.2)	1,878.2
Unallocated Liabilities									240.1
Total liabilities									5,216.6
Capital Expenditure	85.0	88.8	23.1	17.3	4.5	20.5	1.7	-	240.9
Significant non-cash items									
Depreciation and amortisation	84.8	39.0	13.9	8.1	11.6	15.6	9.2	-	182.2
Other non-cash items (including provisions, loss on disposal and exchange differences)	29.3	21.1	12.7	0.3	15.9	2.7	444.5	-	526.5

GEOGRAPHICAL SEGMENT	Revenue	Segment Assets	Capital Expenditure
	$'m	$'m	$'m
Singapore	3,117.0	3,650.7	135.4
Rest of Asia	955.2	662.8	51.7
Europe	1,357.8	581.9	51.7
Others	514.0	91.7	2.1
	5,944.0	4,987.1	240.9

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets

12. Segmental Reporting (Cont'd)

FY03

BUSINESS SEGMENT	Utilities	Marine	Logistics	Enviro	E&C	Others	Corporate	Elimination	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Revenue and expenses									
Total revenue from external customers	1,933.0	1,061.7	465.2	189.8	802.8	179.8	9.4	-	4,641.7
Inter-segment revenue	17.4	6.3	0.7	2.4	15.0	13.8	16.4	(72.0)	-
Total revenue	1,950.4	1,068.0	465.9	192.2	817.8	193.6	25.8	(72.0)	4,641.7
Segment results	151.0	73.9	62.0	6.0	(3.6)	20.7	71.0	-	381.0
Interest Income	6.8	14.2	0.6	0.1	0.7	1.4	12.3	(12.7)	23.4
Interest Expense	(46.1)	(2.6)	(4.4)	(0.2)	(0.7)	(13.1)	(24.8)	12.7	(79.2)
	111.7	85.5	58.2	5.9	(3.6)	9.0	58.5	-	325.2
Share of results of associates	5.7	7.9	80.1	10.7	(1.7)	5.6	-	-	108.3
Share of results of joint ventures	25.1	0.1	(2.1)	-	-	14.0	-	-	37.1
	142.5	93.5	136.2	16.6	(5.3)	28.6	58.5	-	470.6
Taxation									(88.2)
Minority Interest									(97.3)
Net profit for the period									285.1
Assets & Liabilities									
Segment assets	1,964.3	1,050.7	356.9	129.2	493.7	816.2	542.4	(596.4)	4,757.0
Investment in associates	33.7	47.8	380.7	72.5	6.6	39.8	4.0		585.1
Investment in joint ventures	72.2	0.1	16.0	-	-	51.5	100.5		240.3
Interest Bearing Assets	313.1	458.0	26.5	5.0	66.7	125.1	589.0	(661.6)	921.8
Unallocated Assets									97.6
Total assets									6,601.8
Segment liabilities	611.6	416.9	140.5	29.6	490.2	488.8	405.9	(596.4)	1,987.1
Interest Bearing Liabilities	1,178.3	104.9	201.6	6.7	39.4	274.0	891.9	(661.6)	2,035.2
Unallocated Liabilities									195.8
Total liabilities									4,218.1
Capital Expenditure	154.2	35.4	28.2	12.7	4.4	3.8	1.2	-	239.9
Significant non-cash items									
Depreciation and amortisation	68.1	36.9	15.4	8.2	18.8	21.1	9.9	-	178.4
Other non-cash items (including provisions, loss on disposal and exchange differences)	20.9	8.5	11.0	1.0	17.0	8.7	25.9	-	93.0

GEOGRAPHICAL SEGMENT	Revenue	Segment Assets	Capital Expenditure
	$'m	$'m	$'m
Singapore	2,530.5	3,642.1	186.2
Rest of Asia	674.4	584.3	19.7
Europe	980.8	482.6	27.3
Others	456.0	48.0	6.7
	4,641.7	4,757.0	239.9

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets

Note: Certain comparative figures have been adjusted to conform with the current year's presentation.

13. Review of segment performance

Please refer to Note 8 for analysis by business segments.

14. Breakdown of sales

		GROUP FY04 $'000	GROUP FY03 $'000	+ / (-) %
	First Half Year			
(i)	Sales reported	2,880,411	2,074,503	39%
(ii)	Operating profit / loss after tax before deducting minority interests reported	152,611	205,938	(26%)
	Second Half Year			
(iii)	Sales reported	3,063,551	2,567,157	19%
(iv)	Operating profit / loss after tax before deducting minority interests reported	769,629	176,489	336%

15. Breakdown of total annual dividend (in dollar value)

	FY04 $'000	FY03 $'000
Special dividend:		
- declared in respect of FY04	91,322	-
- paid in respect of FY03	24,301	21,308
- paid in respect of FY02	-	28,411
Final dividend paid in respect of FY03 / FY02	48,602	42,616
Total	164,225	92,335

16. Interested person transactions

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) FY04 $'000
Sale of Goods and Services	
Temasek Holdings (Private) Limited and its Associates	
-Tuas Power/Power Seraya [1]	375,777
-Temasek Capital (Private) Limited and its Associates	7,737
-Singapore Technologies Pte Ltd and its Associates	4,321
-PSA Corporation Limited and its Associates	2,712
-Singapore Power Ltd and its Associates	937
-Wildlife Reserves Singapore Pte Ltd and its Associates	777
-National University Hospital (S) Pte Ltd and its Associates	181
	392,442
Singapore Petroleum Company Limited and its Associates	29,284
CWT Distribution and its Associates	1,312
Singapore Airlines Limited and its Associates	1,184
ST Assembly Test Services Ltd and its Associates	1,160
Singapore Food Industries Ltd and its Associates	1,131
ST Engineering Ltd and its Associates	1,112
SNP Corporation Ltd and its Associates	606
Starhub Ltd and its Associates	572
Chartered Semiconductor Mfg Ltd	549
	429,352
Purchases of Goods and Services and Assets	
Temasek Holdings (Private) Limited and its Associates	
-Temasek Capital (Private) Limited and its Associates [2]	314,381
- Singapore Power Ltd and its Associates	3,376
- Singapore Technologies Pte Ltd and its Associates	1,200
	318,957
Singapore Petroleum Company Limited and its Associates	25,932
SNP Corporation Ltd and its Associates	180
CapitaLand Ltd and its Associates	165
	345,234
Treasury	
Subscription of Debt Securities	
Singapore Technologies Pte Ltd and its Associates	20,276
Total Interested Person Transactions	**794,862**

During the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual), the Group transacted with Temasek Capital (Private) Limited and its Associates for acquisition of shares amounting to $975,000.

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and Power Seraya for the generation of electricity.

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd by SembCorp Cogen Pte Ltd for the generation of electricity.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary
February 18, 2005


SembCorp
Industries

February 18, 2005

SembCorp Achieves Strong Full-Year Earnings Growth

- **Positive growth across all key businesses**
- **PATMI before EI of $231.7m grew by 26%**
- **PATMI records $395.5m, up 39%**
- **Total gross dividend grew 61 %**

SembCorp Industries delivered a commendable 39% growth in its FY2004 Profit After Tax and Minority Interest (PATMI) to $395.5m. Return on Equity was sturdy at 21% and Earnings per Share (EPS) rose by 39% to 21.7 cents.

Chairman Mr. Peter Seah said: "Despite a competitive and challenging environment, SembCorp has delivered beyond its guidance of 12 to 16% growth in PATMI. We are pleased that all our key businesses experienced positive growth this year, which further attests to the sustainability of our business models and our commitment to delivering consistent earnings."

The Group's PATMI before EI grew by 26% to $231.7m. Its Utilities business continued to deliver stable performance with a 51% increase in turnover to $2.9 billion, and an 11% rise in PATMI before EI to $108.9m. The good performance in Utilities is due to very strong performance from the integrated utilities and energy operations. Marine Engineering meanwhile recorded a sterling year with its contribution to the Group's PATMI before EI reaching $60.8m, a 24% growth, attributable to strong performance by the offshore and conversion and ship repair divisions.

The Group also continued to reap benefits from growth in its overseas businesses. Contribution from overseas operations now accounts for 48% of the Group's turnover.

"The strategic divestment of its 20% stake in KNI by SembCorp Logistics generated approximately $649m net exceptional gain for the Group. With this we were able to reward our shareholders with a distribution of special dividend amounting to $91 million net. A proposed capital reduction of $215m will be tabled to shareholders for approval at the EGM to be convened in April. This is in line with our aim to delivering value to all our shareholders," said Mr Seah.

A final ordinary gross dividend of 20% (5 cents per share) has been proposed, bringing the total gross dividend for FY2004 to 45% (11.25 cents per share), 61% higher than the dividend of 7 cents per share in FY2003.

The Board has reviewed the *Solitaire* provision amount in light of its most recent evaluation of the case, and the merits of the Owners' claims and the Yard's counterclaims, as well as the advice of Sembawang's London solicitors. As a result, the Board deems it appropriate to make an additional $215m provision, bringing the total provision for Solitaire for FY2004 to $415m. Arbitration is continuing and is expected to conclude by end-2005, at which time the Tribunal will determine the final awards for both parties.

2005 Outlook

Rounding up his outlook for the year, Mr Seah added, "Our businesses have demonstrated their ability to give us stable earnings, and they are further positioned for growth. In the year ahead, we expect to maintain the momentum."

HIGHLIGHTS

Delivered credible earnings growth

- Turnover of $5.9bn, up 28%
- PATMI of $395.5m, up 39%
- PATMI before EI up 26%, exceeded target set for FY2004

Improved performance from all key businesses

- Double-digit growth across most businesses

Shareholder value enhanced

- Total dividend of 11.25 cents per share for FY2004 – 61% higher than FY2003
  - Special dividend of 6.25 cents per share was paid in January 2005
  - Proposed final dividend of 5 cents per share subject to approval at the AGM in April 2005

Healthy balance sheet

- Net cash position
- Interest cover doubled to 15 times

Strong operating cash flow

- Operating cash flow increased to $528m

Sustainable growth for the future

- Strong Group orderbook of $5.6 bn (excl. long term contracts in Utilities and Logistics)
- Earnings underpinned by stable and sustainable earnings from key businesses

Full year Outlook

- Existing businesses will continue to perform well
- The Group's overall operating performance in 2005 is expected to be better than that of 2004 on a comparable basis, which excludes profit contribution from KNI in 2004.

\- End-

For media and analysts' enquiries, please contact:

Lim Siew Khee
Group Corporate Relations
Tel: +65 6723 3076
Fax: +65 6822 3240
Email: lim.siewkhee@sembcorp.com.sg
Website: www.sembcorp.com.sg

SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

ANNOUNCEMENT

PROPOSED SCI CAPITAL REDUCTION

1. INTRODUCTION

1.1 **Background.** On October 11, 2004, SembCorp Logistics Ltd ("**SCL**"), a subsidiary in which SembCorp Industries Ltd ("**SCI**" or the "**Company**") currently holds an approximate shareholding of 60.45%, announced a proposed total distribution of S$1 billion (the "**SCL Distribution**") to its shareholders (which includes the Company) comprising S$750 million by way of a special dividend and S$250 million by way of a capital reduction. On December 6, 2004, SCL announced the payment of the special dividend comprising a gross dividend of S$202.91 million (net: S$162.33 million) and a one tier tax exempt dividend of S$587.67 million.

1.2 **The Proposed SCI Distribution.** On December 8, 2004, the Company announced that it would distribute approximately S$306 million to its shareholders (the "**SCI Distribution**") from the proceeds which the Company will receive in respect of its share of the SCL Distribution.

The proposed SCI Distribution would comprise:

(a) a special gross dividend of S$114 million (net dividend of S$91 million) (the "**SCI Special Dividend**"); and

(b) a cash distribution of approximately S$215 million by way of a capital reduction (the "**SCI Capital Reduction**").

On January 4, 2005, SCI received from SCL a gross dividend of S$478 million (net: S$453 million). On January 7, 2005, the Company paid, by way of an interim dividend, the SCI Special Dividend of a gross amount of S$114 million (which after deducting 20% income tax of approximately S$23 million, would result in a net dividend payment of S$91 million).

The Board of Directors of the Company now wishes to announce the proposed SCI Capital Reduction.

2. THE SCI CAPITAL REDUCTION

2.1 **The Proposed SCI Capital Reduction.** The SCI Capital Reduction is proposed to be effected by cancelling approximately 109.7 million ordinary shares of S$0.25 each in the issued share capital of the Company (the "**Shares**"), representing approximately 6 per cent. of the issued share capital of the Company as at February 17, 2005 (the "**Latest Practicable Date**", being the latest practicable date prior to the date of this Announcement), held by all shareholders in proportion to their shareholding in the Company. The Company is proposing to return to shareholders S$1.95 in cash for each Share held by or on their behalf as at a books closure date to be determined by the Directors of the Company (the "**Books Closure Date**") which is cancelled pursuant to the SCI Capital Reduction.

The actual number of Shares to be cancelled pursuant to the SCI Capital Reduction may be adjusted, based on the issued share capital of SCI as at theBooks Closure Date. Based on the issued share capital of the Company of approximately S$457.2 million comprising approximately 1,828.8 million Shares as at the Latest Practicable Date:

(a) an aggregate amount of approximately S$214 million will be returned to the shareholders pursuant to the SCI Capital Reduction; and

(b) approximately 109.7 million Shares will be cancelled under the SCI Capital Reduction.

2.2 **Options and Awards**. The Company has granted share options (the "**Options**") under the SembCorp Industries Executives' Share Option Scheme and the SembCorp Industries Share Option Plan which are exercisable into Shares. The Company has also granted awards (the "**Share Awards**") under the SembCorp Industries Restricted Stock Plan and the SembCorp Industries Performance Share Plan.

The actual number of Shares to be cancelled pursuant to the SCI Capital Reduction will be based on the issued share capital of the Company as at the Books Closure Date, taking into account the issue of Shares arising from the exercise of any Options and/or the vesting of any Share Awards on or before the Books Closure Date.

2.3 **Funds for the SCI Capital Reduction.** The amount of approximately S$214 million to be distributed to shareholders of the Company pursuant to the SCI Capital Reduction will be funded from the proceeds received by the Company from the SCL Distribution.

The Directors of the Company are of the opinion that the cash distribution of approximately S$214 million to be returned to the shareholders pursuant to the SCI Capital Reduction is in excess of the needs of SCI and its subsidiaries (the "**Group**") and that the financial resources available to the Group and the Company's share capital base following the SCI Capital Reduction will be sufficient for the foreseeable near-term operating and investment needs of the Group.

2.4 **Cash Distribution.** The price of S$1.95 for each Share so cancelled is based on a premium of 2.6% over the volume weighted average trading prices of the Shares traded on the SGX-ST for the five market days from (and including) February 11, 2005 to (and including) February 17, 2005.

2.5 **Illustration.** The following illustrates the position of a shareholder who owns 1,000 Shares as at the Books Closure Date:

	Shareholder with 1,000 Shares
Position pre-SCI Capital Reduction	
Shares currently held	1,000
% of the issued share capital of SCI held	0.00000054
Position post-SCI Capital Reduction	
Shares cancelled pursuant to Capital Reduction	60
Shares held post-Capital Reduction	940
% of the issued share capital of SCI held	0.00000054
Cash proceeds received (S$)	117.00

In summary, each shareholder who owns 1,000 Shares as at the Books Closure Date will receive a cash distribution of S$117.00, while maintaining approximately the same proportionate shareholding in SCI.

3. RATIONALE FOR THE SCI CAPITAL REDUCTION

The Company is proposing the SCI Capital Reduction for the following reasons:

(a) ***Returning Surplus Capital to Shareholders***

The Company has determined that, taking account of the reserves available to the Company in the form of cash and investible funds and the ongoing cash flow generated by its operating business, the current level of capital held by the Company is surplus to its requirements. The level of capital return has been determined to allow the Company to maintain sufficient capital reserves to support its business and to allow flexibility to pursue appropriate business opportunities, should such opportunities arise in the future.

The Company's financial position is expected to remain strong and the healthy cash flow generation is expected to be able to support debt repayments and fund new business opportunities.

The SCI Capital Reduction allows a substantial cash distribution to be made to shareholders, while enabling each shareholder to maintain the same proportionate shareholding in the Company.

(b) ***Enhance shareholders' value***

Capital reduction achieves a permanent improvement in capital structure when shares are cancelled. On a proforma basis for the financial year ended December 31, 2004, the SCI Capital Reduction is expected to increase the Return on Equity ("ROE") of the Company from 21.33% to 22.62%, thereby increasing shareholders' value. Earnings per Share after exceptional items ("EPS") is expected to improve by 6.27% from 21.69 cents to 23.05 cents.

The SCI Capital Reduction also allows the Company to efficiently return approximately S$214 million to its shareholders allowing shareholders with a tax bracket lower than 20% to receive tax refunds.

(c) ***Utilisation of Tax Franking Credits***

Companies in Singapore have been given a deadline to utilise their respective tax franking credits accumulated up to December 31, 2002 under Section 44 of the Income Tax Act, Chapter 134 of Singapore by December 31, 2007, after which the remaining unutilised tax franking credits will be forfeited.

As at December 31, 2004, the Company has a tax franking credits balance of approximately S$121 million. The Company had utilised approximately S$23 million for the payment of the SCI Special Dividend on January 7, 2005. The Company will further utilise a maximum of S$43 million of its tax franking credits for the payment of a maximum of S$169 million for the cash distribution pursuant to the SCI Capital Reduction. The SCI Distribution (comprising both the SCI Special Dividend and the cash distribution pursuant to the SCI Capital Reduction) will result in a maximum utilisation of S$66 million or 55% of its tax franking credits as of December 31, 2004.

4. FINANCIAL EFFECTS OF THE SCI DISTRIBUTION

For illustrative purposes only assuming the SCI Capital Reduction was implemented on January 1, 2004, the financial effects of the SCI Capital Reduction are set out in the paragraphs below.

Share Capital

The effects of the SCI Capital Reduction on the share capital of the Company based on the unaudited financial statements of the Company as at December 31, 2004, adjusted for 2,342,733 Shares issued pursuant to the exercise of Options between January 1, 2005 and the Latest Practicable Date, are as follows:

	No. of Shares	Value S$'000
Authorised Capital		
Before and after the SCI Capital Reduction	2,000,000,000	500,000
Issued and Paid-Up Capital		
As at December 31, 2004	1,826,489,385	456,623
Shares issued pursuant to the exercise of Options between January 1, 2005 and the Latest Practicable Date	2,342,733	585
As at the Latest Practicable Date	1,828,832,118	457,208
Shares to be cancelled under the SCI Capital Reduction	(109,729,927)	(27,432)
Adjusted issued and paid-up capital after the SCI Capital Reduction	1,719,102,191	429,776

Shareholders' Funds

The effects of the SCI Capital Reduction on the shareholders' funds of the Group and the Company as at December 31, 2004 based on the unaudited financial statements of the Group and Company as at December 31, 2004, adjusted for Shares issued pursuant to the exercise of Options between January 1, 2004 and the Latest Practicable Date, are as follows:

	GROUP			COMPANY		
(S$'000)	Per unaudited 2004 financial statements	Adjusted before the SCI Capital Reduction[1]	Proforma after the SCI Capital Reduction	Per unaudited 2004 financial statements	Adjusted before the SCI Capital Reduction[1]	Proforma after the SCI Capital Reduction
Share capital	456,623	457,208	429,776	456,623	457,208	429,776
Share premium	296,628	299,209	277,263	296,628	299,209	277,263
Merger reserve	29,201	29,201	29,201	-	-	-
Capital reserve	37,521	37,521	37,521	-	-	-
Currency translation reserve	30,196	30,196	30,196	-	-	-
Revenue reserve before SD[2]	1,199,498	1,199,498	1,034,903	836,837	836,837	672,242
SD	(91,322)	(91,322)	(91,322)	(91,322)	(91,322)	(91,322)
Shareholders' funds	1,958,345	1,961,511	1,747,538	1,498,766	1,501,932	1,287,959

Notes:

(1) Adjusted for 2,342,733 Shares issued pursuant to the exercise of Options between January 1, 2005 and the Latest Practicable Date.

(2) SD means the SCI Special Dividend paid by SCI on January 7, 2005 by way of an interim dividend.

Net Assets

The effects of the SCI Capital Reduction on the net assets of the Group as at December 31, 2004 based on the unaudited financial statements of the Group as at December 31, 2004, adjusted for Shares issued pursuant to the exercise of Options between January 1, 2004 and the Latest Practicable Date, are as follows:

	GROUP		
	Per unaudited financial statements	Adjusted before the SCI Capital Reduction[1]	Proforma after the SCI Capital Reduction
Net Assets before SD (S$'000)	2,049,667	2,052,833	1,838,860
Net Assets after SD (S$000)	1,958,345	1,961,511	1,747,538
Number of issued and paid-up Shares ('000)	1,826,489	1,828,832	1,719,102
Net Assets per share before SD ($)	1.12	1.12	1.07
Net Assets per share after SD ($)	1.07	1.07	1.02

Note:

(1) Adjusted for 2,342,733 Shares issued pursuant to the exercise of Options between January 1, 2005 to the Latest Practicable Date.

Earnings Per Share

The effects of the SCI Capital Reduction on the earnings per Share ("**EPS**") of the Group as at December 31, 2004 based on the unaudited financial statements of the Group as at December 31, 2004, adjusted for Shares issued pursuant to the exercise of Options between January 1, 2004 and the Latest Practicable Date, are as follows:

	GROUP		
	Per unaudited financial statements	**Adjusted before the SCI Capital Reduction[(1)]**	**Proforma after the SCI Capital Reduction**
Profit after taxation and minority interests (S$'000)			
- before exceptional items	231,680	231,680	231,680
- after exceptional items	395,495	395,495	395,495
Weighted average number of issued and paid-up Shares ('000)	1,823,203	1,825,546[(1)]	1,715,816[(2)]
EPS (cents)			
- before exceptional items	12.71	12.69	13.50
- after exceptional items	21.69	21.66	23.05

Notes:

(1) Adjusted for 2,342,733 Shares issued pursuant to the exercise of Options between January 1, 2005 to the Latest Practicable Date and assumed to be issued on January 1, 2004.

(2) Assumes that the SCI Capital Reduction was implemented on January 1, 2004.

Net Gearing

The effects of the SCI Capital Reduction on the net gearing of the Group as at December 31, 2004 based on the unaudited financial statements of the Group as at December 31, 2004, adjusted for Shares issued pursuant to the exercise of Options between January 1, 2004 and the Latest Practicable Date, are as follows:

	GROUP		
	Per unaudited financial statements	**Adjusted before the SCI Capital Reduction [(1)]**	**Proforma after the SCI Capital Reduction**
Net (Cash)/ Borrowings (S$'000)	(194,704)[(2)]	190,021 [(3)]	403,994
Shareholders' Funds (including minority interests) (S$'000)	2,801,577	2,804,743	2,590,770
Net Gearing[(4)] ratio	-	0.07	0.16

Notes:

(1) Adjusted for 2,342,733 Shares issued pursuant to the exercise of Options between January 1, 2005 to the Latest Practicable Date.

(2) The Group's net cash position of S$194m includes the S$1.3billion received by SCL from the disposal of SCL's 20% interest in Kuehne & Nagel International.

(3) The Group's net borrowing position of S$190 million has taken account into the payment of a special dividend by SCL and the Company in early January 2005, as well as cash received pursuant to the exercise of Options between January 1, 2005 to the Latest Practicable Date.

(4) For the purposes of the above calculations:

"Net Gearing" means the ratio of net borrowings to the shareholders' funds, including minority interests.

"Net (cash)/borrowings" means the aggregate borrowings from banks and financial institutions, net of cash.

(5) The above numbers have not taken into account the effects of the proposed capital reduction exercise by SCL, amounting to approximately S$250 million, as announced by SCL on October 11, 2004. If taken into account, the Group's borrowings will increase by approximately S$99 million and the net gearing ratio will increase from 0.16 to approximately 0.20

5. APPROVALS

5.1 **Conditions.** The SCI Capital Reduction is subject to, *inter alia*:

(a) the approval of the shareholders by way of a special resolution for the SCI Capital Reduction at an extraordinary general meeting of shareholders ("**EGM**") to be convened;

(b) the approval of the High Court of Singapore for the SCI Capital Reduction; and

(c) all other relevant approvals and consents being obtained.

5.2 **Regulatory Approvals.** An application will be made by the Company to obtain the approval of the SGX-ST for the SCI Capital Reduction.

5.3 **Order of Court.** A copy of the Order of Court approving the SCI Capital Reduction will subsequently be lodged with the Registrar of Companies and Businesses of Singapore.

5.4 **Payment Date.** On the lodgement of the office copy of the Order of Court confirming the SCI Capital Reduction with the Registrar of Companies and Businesses of Singapore, the special resolution for the SCI Capital Reduction shall take effect, and the cash distribution of S$1.95 per Share cancelled pursuant to the SCI Capital Reduction will be made thereafter. Subject to the above conditions being satisfied, it is currently expected that the amounts arising from the SCI Capital Reduction will be paid to the shareholders by June 10, 2005.

6. GENERAL

A circular containing further details of the SCI Capital Reduction and convening the EGM for the purpose of seeking shareholders' approval will be despatched to shareholders in due course.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary
18 February 2005